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                                                                  EXHIBIT (a)(8)

           Press Release, dated April 21, 1997, issued by Purchaser
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NEWS RELEASE
MACKENZIE PARTNERS, INC.

                                          156 Fifth Avenue
                                          New York, New York 10010
                                          Tel: (212) 929-5500
                                          Fax: (212) 929-0308

CONTACT:
Stanley J. Kay
MacKenzie Partners, Inc.
(212) 929-5940

FOR IMMEDIATE RELEASE:

                      SAMSUNG COMMENCES AST TENDER OFFER

  IRVINE, CA, April 21, 1997--Samsung Electronics Co., Ltd. today commenced its previously announced tender offer for the purchase of all outstanding shares of common stock of AST Research, Inc. (NASDAQ: ASTA) not currently owned by Samsung or its affiliates at a price of $5.40 per share in cash. The offer is being made pursuant to the previously announced merger agreement between Samsung and AST under which, if the tender offer is consummated, Samsung will be obligated to acquire any remaining AST shares in a cash merger at the same price as paid in the tender offer. Samsung and its affiliates currently own approximately 46 percent of the outstanding shares of AST Common Stock, and have options which, if exercised, would result in ownership of approximately 49 percent of the outstanding AST shares.

  The offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Monday, May 19, 1997, unless Samsung elects (subject to the terms of its agreement with AST) to extend the offer. Salomon Brothers Inc is acting as dealer manager in connection with the offer. MacKenzie Partners, Inc. is acting as information agent.